WEIL, GOTSHAL & MANGES LLP
                      767 FIFTH AVENUE - NEW YORK, NY 10153
                                  212-310-8000
                               (FAX) 212-310-8007



                                  July 1, 2009

BY EDGAR
--------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


         Re:         L-1 IDENTITY SOLUTIONS, INC.
                     REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-159411)


Ladies and Gentlemen:

         On behalf of our client, L-1 Identity Solutions, Inc., a Delaware corporation (the "Registrant"), we are transmitting herewith via the EDGAR system using the EDGAR header tag S-3/A for filing with the Securities and Exchange Commission Amendment No. 1 to the Registrant's Registration Statement on Form S-3 (File No. 333-159411) filed on May 21, 2009 (the "Registration Statement Amendment").

         Set forth below in bold are comments from the Staff's letter of June 18, 2009. Immediately below each of the Staff's comments is the Registrant's response to that comment, including, where applicable, a cross-reference to the location of changes made in the Registration Statement Amendment in response to the Staff's comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

GENERAL
-------

1. THE REGISTRATION NUMBER YOU HAVE INSERTED ON THE COVER PAGE OF THE REGISTRATION STATEMENT IS INCORRECT. ALSO, THE SIGNATURE PAGE TO YOUR FORM S-3 REFERS TO THE REGISTRATION STATEMENT AS "POST-EFFECTIVE AMENDMENT NO. 1." FINALLY, THE SIGNATURES ON YOUR SIGNATURE PAGE ARE NOT DATED. PLEASE REVISE YOUR REGISTRATION STATEMENT TO CORRECT THESE ERRORS.

         Response: Please see the corrected cover page and signature page of the Registration Statement Amendment.

WEIL, GOTSHAL & MANGES LLP

U.S. Securities and Exchange Commission
July 1, 2009
Page 2


FOREPART OF REGISTRATION STATEMENT
----------------------------------

2. WE NOTE THAT YOU FILED THE REGISTRATION STATEMENT AS AN ACCELERATED FILER BUT FILED THE FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2009 AS A LARGE ACCELERATED FILER. ACCORDING TO YOUR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008, THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY YOUR NON-AFFILIATES AS OF JUNE 30, 2008 WAS APPROXIMATELY $1,038.9 MILLION, WHICH WOULD REQUIRE YOU TO FILE AS A LARGE ACCELERATED FILER. SEE RULE 12B-2(3) OF THE EXCHANGE ACT. PLEASE ADVISE.

         Response: In response to the Staff's comments, the Registrant has corrected the cover page in the Registration Statement Amendment to indicate that it is filing as a large accelerated filer. Please see the cover page of the Registration Statement Amendment.

COVER PAGE
----------

3. WE NOTE THAT YOU HAVE OUTSTANDING REGISTRATION STATEMENTS. PLEASE REVISE YOUR PROSPECTUS COVER PAGE TO REFERENCE CONCISELY YOUR CONCURRENT OFFERINGS AND TO DISCLOSE THE AGGREGATE NUMBER OF SHARES AVAILABLE FOR RESALE UNDER EACH OFFERING.

         Response: In response to the Staff's comments, the Registrant has revised the prospectus cover page in the Registration Statement Amendment to reference concisely its concurrent offerings and to disclose the aggregate number of shares available for resale under each concurrent offering in the Registration Statement Amendment. Please note that concurrently herewith, the Registrant has filed a Post-Effective Amendment on Form S-3 to terminate several unused historical registration statements filed prior to 2005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE, PAGE 29
----------------------------------------------------------

4. WE NOTE THAT YOU ARE REGISTERING SHARES OF COMMON STOCK IN THIS REGISTRATION STATEMENT WHICH ARE CURRENTLY REGISTERED UNDER SECTION 12(B) OF THE EXCHANGE ACT. PLEASE INCORPORATE BY REFERENCE THE DESCRIPTION OF THE CLASS OF SECURITIES CONTAINED IN THIS REGISTRATION STATEMENT FILED UNDER THE EXCHANGE ACT PURSUANT TO ITEM 12(A)(3) OF THE FORM S-3. REFER TO QUESTION 123.07 OF THE SECURITIES ACT FORMS COMPLIANCE AND DISCLOSURE INTERPRETATIONS AVAILABLE ON THE SEC WEBSITE AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/GUIDANCE/SAFINTERP.HTM.

         Response: In response to the Staff's comments, the Registrant has revised the Incorporation of Certain Information by Reference section in the Registration Statement Amendment to incorporate by reference the description of the Registrant's common stock contained in the Form 8-K filed concurrently herewith. Please see page 30 of the Registration Statement Amendment.

WEIL, GOTSHAL & MANGES LLP

U.S. Securities and Exchange Commission
July 1, 2009
Page 3


UNDERTAKINGS, PAGE 32
---------------------

5.       PLEASE REVISE TO PROVIDE ALL THE APPLICABLE UNDERTAKINGS REQUIRED BY
         ITEM 512 OF REGULATION S-K. SPECIFICALLY, IT APPEARS THAT THE UNDERTAKINGS REQUIRED BY ITEM 512(A)(5)(II) OF REGULATION S-K SHOULD BE INCLUDED AND THE UNDERTAKING CURRENTLY LISTED IN PARAGRAPH (4)(II) OF
         ITEM 17 RELATING TO RULE 430B DOES NOT SEEM APPLICABLE. FURTHER, PLEASE DESCRIBE WHY THE UNDERTAKING DESCRIBED IN PARAGRAPH 5 OF ITEM 17 RELATES TO THE TRANSACTION IN THIS REGISTRATION STATEMENT. IT DOES NOT APPEAR THAT THIS REGISTRATION STATEMENT COVERS THE PRIMARY OFFERING OF SECURITIES.

         Response: In response to the Staff's comments, the Registrant has revised Item 17 in the Registration Statement Amendment to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K and removed the undertaking which was listed in paragraph (4)(ii) of Item 17 relating to Rule 430B and the undertaking described in paragraph 5 of Item 17. Please see page 34 of the Registration Statement Amendment.

EXHIBITS
--------

6. PLEASE INCORPORATE BY REFERENCE INTO THIS FORM S-3 THE SECURITIES PURCHASE AGREEMENTS DATED JUNE 29, 2008, THE REGISTRATION RIGHTS AGREEMENT DATED JUNE 29, 2008, AND RELATED AGREEMENTS PERTAINING TO THE SECURITIES IN THIS RESALE REGISTRATION STATEMENT. IT APPEARS THAT YOU FILED THESE DOCUMENTS IN THE AMENDMENT TO THE SCHEDULE 13D FILED ON JULY 3, 2008. REFER TO ITEM 601(B)(10) OF REGULATION S-K.

         Response: In response to the Staff's comments, the Registrant has revised Item 16 and the Index to Exhibits in the Registration Statement Amendment to incorporate by reference the securities purchase agreement dated June 29, 2008 and the registration rights agreement dated June 29, 2008, which are all agreements pertaining to the securities in this resale registration statement. Please see page 35 and the Index to Exhibits of the Registration Statement Amendment.

         The Registrant hereby respectfully requests that any Staff comments regarding the Registration Statement Amendment be directed to the undersigned (Fax: 212-310-8007), as promptly as practicable.

         If the Staff has any questions regarding the Registration Statement Amendment, they should call the undersigned at 212-310-8239.


                                                     Very truly yours,

                                                     /s/ Marita Makinen
                                                     ----------------------
                                                     Marita Makinen

Enclosures

cc:      Mark S. Molina, Esq.
         Executive Vice President, Chief Legal Officer and Secretary L-1 Identity Solutions, Inc.